

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2025

Robbert Rietbroek
Chief Executive Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

> **Re: Primo Brands Corp**
> **Registration Statement on Form S-1**
> **Filed January 24, 2025**
> **File No. 333-284501**

Dear Robbert Rietbroek:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 24, 2025

Industry and Market Data, page iii

1. We note your response to prior comment 1. However, disclosure in this section continues to state that, "there can be no assurance as to the accuracy or completeness thereof." As this statement may imply an inappropriate disclaimer of responsibility with respect to the referenced information, please either revise to remove such implication or specifically state that you are liable for all information in the registration statement.

Risk Factors, page 6

2. We note your disclosure on page 112 that you are materially dependent on certain spring sources. Please provide appropriate risk factor disclosure about this dependence.

3.   We note your response to prior comment 7. Please revise the risk factor caption on page 35 that states, "[W]e may not be able to generate sufficient cash flows from operations," for consistency with disclosure on page 76 that, "[W]e do not expect to generate sufficient cash from operations to repay at maturity the entirety of the then-outstanding balances of our indebtedness." In addition, please reconcile the apparent inconsistency between disclosure on page 32 that you do not expect to generate sufficient cash flows or have borrowings available to fund your other liquidity needs, and disclosure on page 76 that you have sufficient liquidity for the next 12 months and foreseeable future.

4.   We note your response to prior comment 8. Please further revise to discuss whether you are seeking a credit rating and, if so, the status of this process. If you will not receive a credit rating, revise references to the company in the risk factor relating to credit ratings on page 34.

Business, page 112

5.   We note your response to prior comment 14. Please further revise your disclosure to discuss the material terms of your water leases and joint relationships, clearly indicating how these relate to the water sources identified as material on page 112. With respect to development plans to enhance your digital platforms and e-commerce methods, additionally discuss the status and expected timetable.

Intellectual Property, page 118

6.   We note your disclosure on page 112 that you "own registrations for various trademarks in Europe and Israel." Please revise to include a discussion of those trademarks in this section.

Legal Proceedings
Patane Litigation, page 120

7.   We note your revisions in response to prior comment 16. Please further disclose the remedies sought in this litigation, including quantification of monetary damages. Revise risk factor disclosure as appropriate to discuss the potential consequences and material related risks if you do not prevail in this litigation.

Incorporation of Certain Information by Reference, page 186

8.   Since you have not yet filed an annual report for your most recently completed fiscal year, you are not eligible to incorporate information by reference into your registration statement. Refer to General Instruction VII.C of Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your annual report on Form 10-K for the fiscal year ended December 31, 2024, and update this section accordingly.

Exhibits

9.   Disclosure on page 149 indicates that you entered into offer letter agreements in December 2024 with five named executive officers. Please file each such agreement as an exhibit to your registration statement. In this regard, we note that Exhibits 10.19-10.23 appear to be offer letters or agreements from prior dates, and none relate to Hih Song Kim.

10.   Please revise your exhibit index to accurately reflect any redactions. We note that Exhibits 10.22 and 10.24 appear to redact certain information pursuant to Item 601(b)(10)(iv), but this is not indicated by a footnote to the exhibit index.

General

11.   We note that your Form 8-K filed on January 28, 2024, discusses exchange offers for outstanding notes and solicitation of noteholder consent to amend restrictive covenants and other provisions. Please include disclosure regarding these offers and potential amendments, including revisions to related risk factors as appropriate. Without limitation, your disclosure should indicate whether amendments will trigger the Beneficial Ownership Sunset Time and result in your being a "controlled company."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing